SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Rosetta Stone Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

777780107

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,417
	8	SHARED VOTING POWER 1,831,830
	9	SOLE DISPOSITIVE POWER 148,417
	10	SHARED DISPOSITIVE POWER 1,831,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

Page 2 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,831,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,831,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,831,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IA, OO

Page 3 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 494,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 494,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

Page 4 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 319,375
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 319,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

Page 5 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,034
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

Page 6 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,928
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

Page 7 of 14 pages

CUSIP No.: 777780107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Special Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

Page 8 of 14 pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Persons beneficial ownership in Rosetta Stone Inc. (“Rosetta” or the “Issuer”). This Amendment No. 2 supplements the Schedule 13D as previously filed on August 21, 2014, as amended by Amendment No. 1 filed on November 20, 2014 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The Reporting Persons previously disclosed their beneficial ownership in Rosetta on Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2013, as amended by Amendment No. 1 as filed with the SEC on February 12, 2014.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $19,235,111.73 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $1,913,878.77 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

This Amendment No. 2 is being filed to report a change in beneficial ownership of one percent or more of the Common Stock of the Issuer as a result of the dispositions reported in this Amendment No 2.

As previously disclosed, the Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

As previously disclosed in Amendment No. 1, on November 18, 2014 the Issuer entered into a Nomination and Support Agreement (the “Agreement”) with the Reporting Persons, pursuant to which the Reporting Persons agreed to certain standstill provisions and Rosetta agreed to take all action necessary to appoint and nominate Arthur John Hass III to the Issuer’s Board of Directors (the “Board”). Under the Agreement, the Reporting Persons have agreed not to conduct a proxy contest for the election of directors with respect to the 2015 annual meeting of stockholders (the “2015 Annual Meeting”) or any other annual meeting of stockholders during the Standstill Period (as such term is defined below) (each, an “Applicable Meeting”), and to vote in favor of, or abstain from voting for, all directors nominated by the Board for election at the 2015 Annual Meeting or any Applicable Meeting and for all other routine matters at such meetings supported by the Board.

The Agreement also provides that, during the Standstill Period, the Reporting Persons and their affiliates and associates will not beneficially own more than 16.5% of the total outstanding shares of common stock of the Issuer, provided that if the closing price per share of the Issuer’s common stock on the New York Stock Exchange drops below $6.50 per share for five consecutive trading days, this limit shall increase to 19.9% of the outstanding shares of the Issuer’s common stock until the closing sales price per share of the Issuer’s common stock on the NYSE increases again to above $6.50 on any trading day, at which time the limit is reduced to the shares beneficially owned by the Reporting Persons and their affiliates and associates as of the first date that the closing price of the Issuer’s common stock on the NYSE is again above $6.50.

The “Standstill Period” means the latest of (A) six months from November 18, 2014, (B) sixty days after Mr. Hass is no longer serving as a director of the Issuer, and (C) if Mr. Hass is a director at all times until the time nominations are due for the 2016 Annual Meeting and is nominated and agrees to serve on the Issuer’s slate of director nominees for the 2016 Annual Meeting, the period from the printing of the proxy statement for that meeting until the conclusion of that meeting. The Standstill Period shall in no event extend beyond the date of the 2016 Annual Meeting.

As a condition to Mr. Hass’ appointment as a director, the Issuer required Mr. Hass to sign a Director Agreement. Under the Director Agreement, Mr. Hass agreed that he does not, and while he is a director will not, receive any compensation from any of the Reporting Persons other than the return on his investment as a limited partner in various funds; have any investment authority with any of the Reporting Persons; or have any ownership interest in any Osmium Party other than his interest as a limited partner in certain funds. Under the Director Agreement, Mr. Hass agreed that he has not given any commitment or assurance as to how he would act or vote as a director on any issue or question, and he has agreed not to make such a commitment or assurance that could limit or interfere with his ability to comply with his fiduciary duties under applicable law. Mr. Hass has also agreed not to accept any compensation from anyone other than the Corporation with respect to his service as a director of the Issuer. Upon the occurrence of certain events including the Reporting Persons and their affiliates and associates ceasing to beneficially own at least 5% of the Issuer’s outstanding common stock, the Issuer may cause Mr. Hass to resign from the Board and the Audit Committee.

Mr. Hass is a limited partner in various of the Osmium funds which own shares of Rosetta Stone common stock. Through his limited partnership interest in those funds, as of October 31, 2014, Mr. Hass had an indirect ownership interest in approximately 111,000 shares of Rosetta Stone stock, but he does not control the voting or disposition of those shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which was attached as Exhibit 2 to Amendment No. 1 and is incorporated herein by reference.

The Issuer and the Reporting Persons have separately announced this Agreement and the appointment of Mr. Hass in Press Releases dated November 19, 2014, copies of which were attached as Exhibits 3 and 4, respectively, to Amendment No. 1. The Issuer has also filed a Current Report on Form 8-K dated November 19, 2014 regarding the Agreement and the appointment of Mr. Hass, which included the Agreement and the Press Releases as exhibits thereto.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 9 of 14 pages

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 494,048 shares of Common Stock representing 2.3% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 319,375 shares of Common Stock representing 1.5% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 195,034 shares of Common Stock representing 0.9% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 161,928 shares of Common Stock representing 0.8% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Fund V directly owns 661,445 shares of Common Stock representing 3.1% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 1,831,830 shares of Common Stock held by them, representing 8.6% of all of the outstanding shares of Common Stock of the Issuer.

(vii)	Mr. Lewis individually owns 148,417 shares of Common Stock representing 0.7% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(viii)	Collectively, the Reporting Persons beneficially own 1,980,247 shares of Common Stock representing 9.3% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 21,326,653 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 as filed with the SEC on November 5, 2014.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III, Fund IV and Fund V (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 494,048 shares of Common Stock, 319,375 shares of Common Stock, 195,034 shares of Common Stock, 161,928 shares of Common Stock, and 661,445 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 148,417 shares of Common Stock reported herein as individually owned by him.

Page 10 of 14 pages

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/5/2015	35,100	$9.8489	Sale
3/3/2015	23,900	$10.2337	Sale

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/8/2015	28,000	$8.9713	Sale
3/4/2015	14,400	$9.996	Sale
3/4/2015	11,700	$9.97	Sale
3/5/2015	18,400	$9.6364	Sale
3/6/2015	20,000	$9.2941	Sale

Osmium Diamond, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/30/2015	3,000	$9.01	Purchase

Osmium Special Opportunity Fund, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/5/2015	72,900	$9.02	Non-open market cross-trade with John H. Lewis (Acquisition by Osmium Special Opportunity Fund, LP)
2/11/2015	88,066	$9.02	Non-open market cross-trade with John H. Lewis (Acquisition by Osmium Special Opportunity Fund, LP)

John H. Lewis, Individually

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/5/2015	72,900	$9.02	Non-open market cross-trade with Osmium Special Opportunity Fund, LP (Disposition by John H. Lewis)
2/11/2015	88,066	$9.02	Non-open market cross-trade with Osmium Special Opportunity Fund, LP (Disposition by John H. Lewis)

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Page 11 of 14 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Agreement set forth above in Item 4 is incorporated herein by reference in response to this Item 6.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (Filed herewith)

Exhibit 2	Nomination and Support Agreement (Incorporated by reference to Amendment No. 1)

Exhibit 3	Press Release of the Issuer dated November 19, 2014 (Incorporated by reference to Amendment No. 1)

Exhibit 4	Press Release of the Reporting Persons dated November 19, 2014 (Incorporated by reference to Amendment No. 1)

Page 12 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 6, 2015

John H. Lewis

Osmium Partners, LLC

Osmium Capital, LP

Osmium Capital II, LP

Osmium Spartan, LP

Osmium Diamond, LP

Osmium Special Opportunity Fund, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and Osmium Special Opportunity Fund, LP

Page 13 of 14 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Filed herewith)

Exhibit 2	Nomination and Support Agreement (Incorporated by reference to Amendment No. 1)

Exhibit 3	Press Release of the Issuer dated November 19, 2014 (Incorporated by reference to Amendment No. 1)

Exhibit 4	Press Release of the Reporting Persons dated November 19, 2014 (Incorporated by reference to Amendment No. 1)

Page 14 of 14 pages